UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 001-14793
FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO (SECTION 1165(e))
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
FIRST BANCORP.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007
Index

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e)) (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 to the financial statements, the Plan adopted in 2007 Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers, LLP
San Juan, Puerto Rico
June 29, 2009
Certified Public Accountants
(Of Puerto Rico)
License No. 216 Expires Dec. 1, 2010
Stamp 2388261 of P.R. Society of Certified
Public Accountants has been affixed to the
File copy of this report.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	As of December 31,
	2008	2007
Assets
Investments
Investments, at fair value	$17,933,464	$20,541,180
Participants loans receivable	1,264,661	1,212,152

Total investments	19,198,125	21,753,332

Receivables
Employer contribution	725,926	672,914
Participant contribution	—	62,320
Interest and dividends receivable	74	13
Due from brokers for security sold	—	13,961

Total receivables	726,000	749,208

Cash and cash equivalent	272,240	223,179

Total assets	20,196,365	22,725,719

Liabilities
Due to brokers for securities purchased	—	58,938

Total liabilities	—	58,938

Net assets available for benefits	$20,196,365	$22,666,781

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Year ended
December 31,
2008
Additions to assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(3,882,164)
Dividends and interest income	612,392
Interest income on loans to participants	100,601

Total investment loss	(3,169,171)

Contributions
Participants	1,806,767
Employer	1,001,916
Rollovers from other qualified plans	92,655

Total contributions	2,901,338

Total additions (deductions)	(267,833)

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	2,202,583

Total deductions	2,202,583

Net decrease in net assets available for benefits	(2,470,416)

Net assets available for benefits
Beginning of year	22,666,781

End of year	$20,196,365

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

1.	Description of the Plan

Reporting Entity
The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e)) (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and as of January 1, 1985, to comply with the requirements of the Retirement Equity Act of 1984 (REACT). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Code Section 1165(e). The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico.

Eligibility
All full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified nonelective contributions.

Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee make an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of its period compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions
Participants may contribute an amount not to exceed the maximum deferral amount specified by the Puerto Rico Code of 1994, as amended (“PR Code”) of $8,000 for tax years ended December 31, 2008 and 2007. Also, the Participant may make voluntary contributions to the Plan on an after-tax basis. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participants’ compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $1,000 pre-tax contribution after contributing the Plan limit of $8,000.

The Act No. 186 of August 7, 2008 (Act 186) amended section 1165(e) of the PR Code to gradually increase the maximum allowable contribution as follows:

For tax years:	Amount
Ending on or before December 31, 2008	$8,000
Beginning on and after January 1, 2009	$9,000
Beginning on and after January 1, 2011	$10,000
Beginning on and after January 1, 2013	$12,000

The Act 186 also eliminated the 10% of annual salary ceiling commencing with tax year 2008.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional discretionary contribution is as follows:

Years of	Vested
Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%
Loans to Participants
Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant’s Loan account. Loans are collateralized by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At the end of year December 31, 2008 and 2007 the interest rates of these loans range from 5.25% to 10.25% and 6.00% to 10.25%,

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

respectively, and are due at various maturity dates through July 18, 2016. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits
Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Vested plan benefits not exceeding $5,000 are distributed to participants in a single lump-sum cash payment after employment with the Bank is terminated. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. There were certain outstanding benefits payable to participants at December 31, 2008. Refer to Note 11 for the amount of benefits payable outstanding at December 31, 2008.

Plan Expenses and Administration
Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both of which were appointed by the Board of Directors of the Bank. The custodian invests cash received in accordance with participants directions, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2008 the Bank paid $194,813 in administrative fees and other services rendered by the plan recordkeeper on behalf of the Plan.

Forfeitures Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

2.	Summary of Significant Accounting Policies

The more significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Certain reclassifications to the 2007 amounts have been made to conform with the current year presentation.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions
Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Transfer of Assets to Other Plans Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of Treasury.

Investments Valuation and Income Recognition
The Plan’s investments in mutual funds and common stock of First BanCorp are stated at fair value. Effective January 1, 2007, the Plan elected to early adopt Statement of Financial Accounting Standard (“SFAS”) 157, “Fair Value Measurements.” See Note 4 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits Benefits are recorded when paid.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

3. Plan Investments
     The following presents the Plan’s investments:

	2008			2007
	Value		# of shares	Value		# of shares
First BanCorp. Common Stock	$3,628,451	*	325,714	$2,115,476	*	290,237
Ameristock Fund	1,108,063	*	43,728	1,846,717	*	43,938
Ariel Fund	324		14	432,910		9,332
Dodge & Cox Balanced Fund	939,908		18,336	1,552,238	*	19,163
Fidelity Spartan Extended Mkt. Index	257,261		11,409	—		—
FMI Focus	15,873		949	11,319		364
GE Premier Growth Equity Class A	292,025		20,994	368,353		15,464
Harbor Bond Institutional Class Fund	1,073,689	*	95,017	712,725		59,843
Harbor Bond Institutional International Class Fund	1,697,764	*	42,317	3,274,607	*	45,889
Royce Pennsylvania Mutual Fund	1,034,130	*	149,010	1,515,355	*	140,051
Schwab Value Advantage Money Fund	5,486,618	*	5,486,618	4,647,657	*	4,647,657
Vanguard S&P 500 Index	2,399,358	*	28,877	4,063,823	*	30,069
Participant loans receivable	1,264,661	*	—	1,212,152	*	—

	$19,198,125			$21,753,332

*Investment exceeds five percent of net assets available for benefits.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold) depreciated in value by $3,882,164 as follows:

Mutual Funds	$(5,173,504)
Common stock — First BanCorp.	1,291,340

$(3,882,164)

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

4.	Fair Value Measurements

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31 2008 and 2007, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2008
	Fair Value Measurements Using
				Assets
	Level 1	Level 2	Level 3	as Fair Value
Investments in mutual funds	$14,305,013	$—	$—	$14,305,013
Investment in First BanCorp.	3,628,451	—	—	3,628,451
Participant loans receivable	—	—	1,264,661	1,264,661

	$17,933,464	$—	$1,264,661	$19,198,125

	As of December 31, 2007
	Fair Value Measurements Using
				Assets
	Level 1	Level 2	Level 3	as Fair Value
Investments in mutual funds	$18,425,704	$—	$—	$18,425,704
Investment in First BanCorp.	2,115,476	—	—	2,115,476
Participant loans receivable	—	—	1,212,152	1,212,152

	$20,541,180	$—	$1,212,152	$21,753,332

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value:

Equity securities: Investment in First BanCorp, consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is based on the published mutual fund Net Asset Value (quoted market price) at the reporting date. These investments are classified as Level 1.

Participant loans: Participant loans are valued at their amortized cost, which approximates fair value. These investments are classified as Level 3.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Below is a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2008:

Participant
Loans
Balance at beginning of the year	$1,212,152
Issuances, repayments, and settlements, net	52,509

Balance at end of year	$1,264,661

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

5.	Party In-Interest Transactions

Certain plan investments are shares of a mutual fund managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2008 and 2007, the Plan held 325,714 and 290,237 shares, with a quoted market value of $3,628,451 and $2,115,476, respectively, of First BanCorp. common stock, the Parent Company of the Plan Sponsor. For the year ended December 31, 2008, the Plan received dividend income related to First BanCorp. common stock in the amount of $86,340 and the net appreciation in the fair value of the Investment in First Bancorp common stock amounted to $1,291,340. Plan assets include participant loans receivable of $1,264,661 and $1,212,152 as of December 31, 2008 and 2007 respectively. For the year ended December 31, 2008 interest income related to participant loans receivable amounted to $100,601. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

6.	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Bank under letter dated November 10, 2005 that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Forfeited Amount

Forfeited non-vested accounts amounted to $14,573 at December 31, 2008 ($9,393 at December 31, 2007). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. No forfeitures were used to reduce the Bank’s contribution or to cover administrative expenses during 2008.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

10.	Additional Contributions

The Board of Directors of the Bank approved in 2009 and 2008 additional contributions of $721,898 and $646,309 based on the Bank’s results for the years ended December 31, 2008 and 2007, respectively. In addition, as a result of the Plan’s non-compliance with its non-discrimination test for the years ended December 31, 2008 and 2007, the Bank agreed to contribute $4,028 and $16,638, respectively, to non-highly compensated participants to satisfy contribution requirements. At December 31, 2008 and 2007, these additional contributions were recorded as employer contribution receivables in the statement of net assets available for benefits and as contributions from employer in the statement of changes in net assets available for benefits.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2008 and 2007

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$20,196,365	$22,666,781
Amounts allocated to withdrawing participants	(10,109)	(52,889)

Net assets available for benefits per Form 5500	$20,186,257	$22,613,892

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008, to Form 5500:

2008
Benefits paid to participants per financial statements	$2,202,583

Add:
Amounts allocated to withdrawing participants at December 31, 2008	10,109

Less:
Amounts allocated to withdrawing participants at December 31, 2007	(52,889)

Benefits paid to participants per Form 5500	$2,159,803

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, 2008, if any, but not yet paid as of that date.
     For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalent classified as investment on the Form 5500 was $152,065 and $169,106 as of December 31, 2008 and 2007, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2008 and 2007 amounted to $120,175 and $54,073, respectively.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Schedule H, Line4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	(b) Identity of issue, borrower	(c) Description of Investment including				(e) Current
(a)	lessor or similar party	maturity date, rate of interest, par value			(d) Cost	value
	Money Market and Interest Bearing Cash
	Investcash Money Market Deposit Account	Money Market			**	$152,065

	Total Money Market and Interest Bearing Cash					152,065

	Common Stocks
*	FirstBancorp.	Common Stock	325,714	shares	**	3,628,451

	Total Common Stocks					3,628,451

	Mutual Funds
	Ameristock Fund	Mutual Fund	43,728	shares	**	1,108,063
	Ariel Fund	Mutual Fund	14	shares	**	324
	Dodge & Cox Balanced Fund	Mutual Fund	18,336	shares	**	939,908
	Fidelity Spartan Extended Mkt. Index	Mutual Fund	11,409	shares	**	257,261
	FMI Focus	Mutual Fund	949	shares	**	15,873
	GE Premier Growth Equity Class A	Mutual Fund	20,994	shares	**	292,025
	Harbor Bond Institutional Class Fund	Mutual Fund	95,017	shares	**	1,073,689
	Harbor Bond Institutional
	International Class Fund	Mutual Fund	42,317	shares	**	1,697,764
	Royce Pennsylvania Mutual Fund	Mutual Fund	149,010	shares	**	1,034,130
*	Schwab Value Advantage Money Fund	Mutual Fund	5,486,618	shares	**	5,486,618
	Vanguard S&P 500 Index	Mutual Fund	28,877	shares	**	2,399,358

	Total mutual funds					14,305,013

	Other Investments
*	Participant loan receivable	Interest rates ranging from 5.25% to 10.25%,
		maturity dates of 01/8/09 to 07/18/16			**	1,264,661

	Total Other Investments					1,264,661

	Total					$19,350,190

*	Party in-interest

**	Historical costs is not required for participant directed investment.

Signatures
     The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP. (Name of Plan)
Date: 6/29/2009	By:	/s/ Pedro A. Romero
Authorized Representative

Date: 6/29/2009	By:	/s/ María Medina
Authorized Representative

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